EXHIBIT 3.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.	The jurisdiction immediately prior to filing this Certificate of Conversion is Nevada.

3.	The date the Non-Delaware Corporation first formed is July 26, 2010.

4.	The name of the Non-Delaware Corporation immediately prior to filing this Certificate of Conversion is Fits My Style Inc..

5.	The name of the Corporation as set forth in the Certificate of Incorporation is AntriaBio, Inc.

6.	This Certificate of Conversion shall be effective at 7:00 am EST on January 10, 2013.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate of Conversion on the third day of January 2013.

By: /s/ Nickolay Kukekov
Nickolay Kukekov Chief Executive Officer